FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month    June    1998
                                        ----------


                                REUTERS GROUP PLC
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                    85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports Form under cover Form 20-F or Form 40-F.]


                         Form  20-F  X    Form 40-F
                                    ---             ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes      No  X
                                    ---      ---

THIS REPORT IS INCORPORATED BY REFERENCE IN THE PROSPECTUSES CONTAINED IN POST EFFECTIVE AMENDMENT NO. 2 TO REGISTRATION STATEMENT NO. 33-16927 ON FORM S-8, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-69694 ON FORM F-3, POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 33-90398 ON FORM S-8 AND POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-7374 ON FORM F-3 FILED BY THE REGISTRANT UNDER THE SECURITIES ACT OF 1933.

                                                                   No: 13/98

29 June 1998


                                 TIBCO STATEMENT


A story which appeared in the media today stated that Reuters is considering plans for an Initial Public Offering (IPO) for TIBCO Software, a subsidiary based in Palo Alto, California.

Reuters emphasises that while it is evaluating a number of plans, including a potential IPO, its Board has made no decision about the future financial structure of TIBCO Software.

TIBCO Software Inc. provides software solutions and application integration services for non-financial companies. Its sister company, TIBCO Finance, is a global leader in financial software solutions and technologies. Reuters acquired TIBCO in 1994 when it was known as Teknekron. In 1996 TIBCO was split into the two companies: TIBCO Software and TIBCO Finance Technology Inc.


 ENDS

For further information please contact:

REUTERS
Peter V Thomas, Director, Media Relations (Tel 0171 542 4890) or by email: peter.v.thomas@reuters.com

Geoff Wicks, Director, Corporate Relations (Tel 0171 542 8666) or by email geoff.wicks@reuters.com

Reuters and the dotted and sphere logos are the house trademarks of Reuters Limited.

REUTERS


[GRAPHIC
OMITTED]         NEWS RELEASE
--------------------------------


FOR IMMEDIATE RELEASE

 CONTACT:           Robert Crooke                          Wendy Zajack
                    Reuters America Inc.                   Reuters America Inc.
                    212-603-3587                           212-603-3581



REUTERS AMERICA AND CISCO ANNOUNCE STRATEGIC DEVELOPMENT ALLIANCE
-----------------------------------------------------------------

  SUBJECT:  REUTERS AMERICA AND CISCO ANNOUNCE STRATEGIC DEVELOPMENT ALLIANCE

  NEW YORK, SIA, BOOTH #1101, June 23, 1998--Reuters America Inc. and Cisco Systems, Inc. today announced a strategic development alliance, declaring Cisco the primary strategic vendor for all Reuters networks in the U.S. The agreement will help Reuters standardize its data, voice and video networks on a single network platform, using innovative new Internet technologies from Cisco. No financial terms were disclosed.

  The pact also creates a structure for Reuters and Cisco to share industry expertise, development teams and management and marketing support around future Reuters product offerings.

  Benefits to Reuters include:

     o Reduced complexity and lower data, voice and video costs for Reuters networks using Cisco products.

     o Opportunity for Reuters to access Cisco's strategic partnerships with leading companies worldwide.

     o Opportunity for Reuters and Cisco to leverage their existing relationship with Tibco Software Inc., the Reuters subsidiary whose Internet/intranet technology is currently used by both.

     o Opportunity to improve the integration of client networks managed by Reuters.

     o Opportunity to expand electronic commerce at Reuters with support from Cisco.

  Benefits to Cisco include:

     o Opportunity to develop new data, voice and video services with Reuters, using Cisco technologies.

     o Opportunity to expand Cisco's presence delivering information services in the financial industry.

     o Opportunity to deliver end-to-end, Internet business solutions that service the financial industry.

  "Cisco Systems is the acknowledged leader in networking for the Internet," said Michael O. Sanderson, Chairman and Chief Executive Officer, Reuters America Holdings Inc. "Its technologies are reshaping the fortunes of business today, and changing the way Reuters delivers information services to the financial industry. Under this alliance, Reuters is well-positioned to bolster its network services for customers."

  "Reuters clearly understands the competitive advantage that networking delivers as well as the benefits it creates for users," said John Chambers, Chief Executive Officer, Cisco Systems, Inc. "With many web applications delivering a 3-5 month `pay-back,' networking today is the #1 strategic investment a company can make in today's Internet economy. Those who recognize the benefits of Internet will leapfrog their competition and those who don't will simply get left behind. Cisco appreciates the opportunity to provide Reuters with the latest data, voice and video networks and is committed to Reuters success."

  The alliance with Cisco covers all key operating entities and subsidiaries of Reuters America Holdings Inc., including the company's chief operating entity here, Reuters America Inc.

  Reuters America Holdings Inc. is the corporate entity which oversees all key America-based operating divisions of Reuters Group PLC (NASDAQ: RTRSY) the global news and financial information services company. Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. Further information about Reuters can be found at www.reuters.com. Further information about Cisco is available at www.cisco.com.


                                      # # #


  REUTERS AND THE DOTTED AND SPHERE LOGOS ARE THE HOUSE TRADEMARKS OF REUTERS LIMITED.

  CISCO SYSTEMS IS A TRADEMARK, AND CISCO AND THE CISCO LOGO ARE REGISTERED TRADEMARKS OF CISCO SYSTEMS, INC.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   REUTERS GROUP PLC
                                   -------------------------------------
                                               (Registrant)


Dated:  July 15, 1998              BY:  /s/ J. B. Reid-Dodick
                                   -------------------------------------
                                   John B. Reid-Dodick
                                   Attorney-in-Fact